FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release issued by Top Ships Inc. on November 20, 2008, announcing its operating results for the third quarter and nine-month period ended September 30, 2008.

EXHIBIT 1

NEWS RELEASE for November 20, 2008

Contact:                 Michael Mason (investors)                                    Alexandros Tsirikos
Allen & Caron Inc                                                    TOP Ships Inc
212 691 8087                                                               011 30 210 812 8180
michaelm@allencaron.com

TOP SHIPS REPORTS THIRD QUARTER AND NINE-MONTH 2008 FINANCIAL RESULTS

ATHENS, GREECE (November 20, 2008) … TOP Ships Inc. (NasdaqGS:TOPS) today announced its operating results for the third quarter and nine-month period ended September 30, 2008.

For the three months ended September 30, 2008, the Company reported net income of $41,640,000, or $1.48 per share, compared with net loss of $21,986,000, or $1.80 per share, for the third quarter of 2007. The weighted average numbers of common shares used in the computations were 28,153,538 and 12,222,8121 for the third quarter of 2008 and 2007, respectively. The results for the third quarter of 2008 include the following items: a net charge of $4,277,000 of stock-based and cash compensation, a net charge of $2,783,000 from changes in the fair value of financial instruments, a net charge of $490,000 from the amortization of financing fees due to the sale of vessels and a net gain of $18,978,000 from the sale of vessels. For the three months ended September 30, 2008, operating income was $49,127,000, compared with operating loss of $15,309,000 for the third quarter of 2007. Revenues for the third quarter of 2008 were $71,094,000, compared to $51,193,000 recorded in the third quarter of 2007.

For the nine months ended September 30, 2008, the Company reported net income of $17,210,000, or $0.70 per share, compared with net loss of $11,711,000, or $1.04 per share, for the nine months ended September 30, 2007. The weighted average numbers of common shares used in the computations were 24,556,897 and 11,280,5511 for the nine months ended September 30, 2008 and 2007, respectively. For the nine months ended September 30, 2008, operating income was $53,771,000, compared with operating loss of $3,210,000 for the nine months ended September 30, 2007. Revenues for the nine months ended September 30, 2008 were $220,418,000, compared to $200,470,000 recorded in the nine months ended September 30, 2007.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented, “We are pleased to see the Company reporting a quarter with solid operational and financial results. During the third quarter of 2008 we completed a number of transactions in order to enhance our shareholders’ value. The most notable events of the quarter were:

•	Termination of 5 bareboat charters and recognition of a $15.6 million deferred gain from the sale of the respective vessels.

•	Delivery of 5 Suezmax tankers (Stainless, Limitless, Endless, Edgeless, Ellen P) to their new owners and recognition of a $18.9 million net gain.

•	Conclusion of finance of our new-buildings which was completed in early October 2008.

During the third quarter of 2008, the Company announced that it had entered into an exclusivity agreement with an affiliate of George Economou, a Greek shipowner, providing for the exploration by such affiliate of the possible acquisition of the Company at a potential price of $6.00 per share. This exclusivity agreement was set to expire on October 8, 2008, but was extended until October 22, 2008, at which date George Economou’s affiliated entity offered to acquire each of the Company’s issued and outstanding common shares for a purchase price of $3.00 per share, in cash. After consideration of numerous factors, including the recent volatility in global markets and decline in the Company’s share price on the Nasdaq Stock Market, the Company’s Board of Directors determined that this offer was not in the best interest of shareholders.

Finally, our Board of Directors has authorized a share repurchase program up to $20 million with a duration of one year.”

Recent Developments

Our Board of Directors has appointed as of November 20, 2008 Mr. Alexandros Tsirikos as Executive Director and Treasurer of the Company. Mr. Tsirikos, 34, is a UK qualified Chartered Accountant (ACA) and has been employed with Top Ships since July 2007 as the Company’s Corporate Development Officer. Prior to joining TOP SHIPS, Mr Tsirikos was a manager with PricewaterhoouseCoopers where he worked for six years. During his career with PwC, Mr. Tsirikos drew experience both from consulting as well as auditing as he was a member of the PwC Advisory team and the Assurance team. As a member of the Advisory team, he lead and participated in numerous projects in the public and the private sectors, involving strategic planning and business modelling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the Assurance team, Mr. Tsirikos was part of the IFRS (International Financial Reporting Standards) technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds an MSc in Shipping Trade and Finance from City University of London and a Bachelor’s Degree with honours in Business Administration from Boston University in the United States. He speaks English, French and Greek.

1 Adjusted for our 1:3 reverse stock split effective in March 2008.

The following key indicators serve to highlight changes in the financial performance of the Company’s vessels during the third quarters and nine-month periods ended September 30, 2007 and 2008:

	Suezmax Vessels
	Three Months Ended September 30,			Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	1,104	522	-52.7%	3,396	2,306	-32.1%
Total operating days	856	412	-51.9%	2,956	1,782	-39.7%
Utilization	77.5%	78.9%	1.8%	87.0%	77.3%	-11.2%
TCE[2] per ship per day under spot voyage charter	17,983	61,053	239.5%	34,585	49,561	43.3%
TCE per ship per day under time charter	35,263	38,343	8.7%	35,405	39,851	12.6%
Average TCE	25,815	51,903	101.1%	34,894	44,791	28.4%
Other vessel operating expenses per ship per day	9,417	11,001	16.8%	8,663	13,112	51.4%

	Handymax Vessels
	Three Months Ended September 30,			Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	883	689	-22.0%	2,874	2,145	-25.4%
Total operating days	762	649	-14.8%	2,606	1,937	-25.7%
Utilization	86.3%	94.2%	9.2%	90.7%	90.3%	-0.4%
TCE per ship per day under spot voyage charter	-	53,053	-	-	33,454	-
TCE per ship per day under time charter	18,706	19,309	3.2%	20,276	18,746	-7.5%
Average TCE	18,706	21,285	13.8%	20,276	19,649	-3.1%
Other vessel operating expenses per ship per day	7,524	7,832	4.1%	6,733	9,197	36.6%

	Tanker Fleet
	Three Months Ended September 30,			Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	1,987	1,211	-39.1%	6,270	4,451	-29.0%
Total operating days	1,618	1,061	-34.4%	5,562	3,719	-33.1%
Utilization	81.4%	87.6%	7.6%	88.7%	83.6%	-5.8%
TCE per ship per day under spot voyage charter	17,983	59,982	233.6%	34,585	47,709	37.9%
TCE per ship per day under time charter	24,292	23,376	-3.8%	24,803	25,556	3.0%
Average TCE	22,467	33,174	47.7%	28,045	31,696	13.0%
Other vessel operating expenses per ship per day	8,576	9,198	7.3%	7,782	11,226	44.3%

	Drybulk Fleet
	Three Months Ended September 30,			Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	-	460	-	-	1,320	-
Total operating days	-	451	-	-	1,302	-
Utilization	-	98.0%	-	-	98.6%	-
TCE per ship per day under spot voyage charter	-	-	-	-	-	-
TCE per ship per day under time charter	-	50,042	-	-	50,380	-
Average TCE	-	50,042	-	-	50,380	-
Other vessel operating expenses per ship per day	-	5,140	-	-	6,034	-

	Total Fleet
	Three Months Ended September 30,			Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	1,987	1,671	-15.9%	6,270	5,771	-8.0%
Total operating days	1,618	1,512	-6.6%	5,562	5,021	-9.7%
Utilization	81.4%	90.5%	11.1%	88.7%	87.0%	-1.9%
TCE per ship per day under spot voyage charter	17,983	59,982	233.6%	34,585	47,709	37.9%
TCE per ship per day under time charter	24,292	33,169	36.5%	24,803	33,641	35.6%
Average TCE	22,467	38,206	70.1%	28,045	36,541	30.3%
Other vessel operating expenses per ship per day	8,587	8,081	-5.9%	7,782	10,038	29.0%
General and administrative expenses per ship per day**	2,839	5,538	95.1%	2,620	4,231	61.5%

** General and Administrative expenses per ship per day include approximately $249 and $2,688 for the three-month period and $201 and $1,008 for the nine-month period ended September 30, 2007 and 2008, respectively, of non-cash restricted stock expense, cash compensation, specific legal fees and depreciation for other fixed assets.

2 Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by voyage days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

Fleet Report:

As of September 30, 2008, the Company’s fleet consisted of 12 vessels, or 0.6 million dwt (including 7 owned and 5 vessels sold and leased back for a period of five to seven years) as compared to 20 vessels, or 2.2 million dwt on September 30, 2007 (including 9 owned and 11 vessels sold and leased back for a period of 5 to 7 years).

In June 2008, the Company entered into agreements to sell five Suezmax tankers (M/T Stormless, M/T Edgeless, M/T Ellen P., M/T Limitless and M/T Endless) to unrelated third parties for a total consideration of $240.0 million. The vessels were delivered to their new owners in the second and third quarter of 2008 and a gain from the sale of $21.2 million was recognized upon vessels’ deliveries.

In July 2008 the Company and the owner and lessor of M/T Sovereign agreed to sell the vessel to a third party. The Company and the lessor mutually agreed to terminate the bareboat charter, on August 14, 2008, upon the vessel’s delivery to its new owners. Following the bareboat termination, $1.4 million, net of $0.5 million of sale expenses is included in Amortization of deferred gain on sale of vessels.

In September 2008, the Company and the owners and lessors of M/T Flawless, M/T Timeless, M/T Priceless and M/T Stopless agreed to sell the vessels to a third party. The Company and the lessors mutually agreed to terminate the bareboat charters, on September 18, 2008, upon the vessels’ deliveries to their new owners. Following the bareboat charters termination, $14.2 million, net of $12.9 million and $1.5 million of sale expenses and gain from the sale of vessels, respectively, was recognized and is included in Amortization of deferred gain on sale of vessels.

Fleet Deployment:

During the third quarter of 2008, the Company had approximately 81% of the fleet’s operating days on long-term employment contracts. As of September 30, 2008, eleven of the Company’s 12 vessels were on time charter contracts with an average term of over two years with all but four of the time charters including profit sharing agreements and one vessel under bareboat charter with a term of over three years.

Tanker Vessels:

During the third quarter of 2008, five of the Company’s Suezmax tankers operated in the spot market, earning on average $61,053 per vessel per day on a time charter equivalent (TCE) basis.

During the third quarter of 2008, three of the Company’s Suezmax tankers operated under time charter contracts, earning on average $38,343 per vessel per day on a time charter equivalent (TCE) basis.

All of the Company’s Handymax tankers operate under long term employment agreements that provide for a base rate and additional profit-sharing.

During the third quarter of 2008, the Company’s Handymax tankers earned on average $19,309 per vessel per day on a time charter equivalent (TCE) basis, including the profit-sharing allocated to the Company.

During the third quarter of 2008, one of the Company’s Handymax tankers, prior to its delivery to its new owners, operated in the spot market, earning on average $53,053 per vessel per day on a time charter equivalent (TCE) basis.

Drybulk Vessels:

During the third quarter of 2008, four of the Company’s drybulk vessels operated under time charter contracts and one under bareboat charter, earning on average $50,042 per vessel per day on a time charter equivalent (TCE) basis, including the amortization of the fair value of time charter contracts of $9,900 per vessel per day.

The following table presents the Company’s current fleet list and employment:

	Dwt	Year Built D	Charter Type	ExpiryE	Daily Base Rate		Profit Sharing Above Base Rate (2008)
7 Handymax Tankers
RelentlessA	47,084	1992	Time Charter	Q3/2009	$14,000		50% thereafter
VanguardB	47,084	1992	Time Charter	Q1/2010	$15,250		50% thereafter
SpotlessB	47,094	1991	Time Charter	Q1/2010	$15,250		50% thereafter
DoubtlessB	47,076	1991	Time Charter	Q1/2010	$15,250		50% thereafter
FaithfulB	45,720	1992	Time Charter	Q2/2010	$14,500		100% first $500 + 50% thereafter
DauntlessC	46,168	1999	Time Charter	Q1/2010	$16,250		100% first $1,000 + 50% thereafter
Ioannis PC.	46,346	2003	Time Charter	Q4/2010	$18,000		100% first $1,000 + 50% thereafter
6 Newbuilding Product Tankers
Hull S-1025	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400		None
Hull S-1026	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550		None
Hull S-1027	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300		None
Hull S-1029	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300		None
Hull S-1031	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550		None
Hull S-1033	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550		None

Total Tanker dwt	626,572

5 Drybulk Vessels
CycladesC	75,681	2000	Time Charter	Q2/2011	$50,860		None
AmalfiC	45,526	2000	Time Charter	Q1/2009	$22,000		None
Voc GallantC	51,200	2002	Bareboat Charter	Q2/2012	$25,650	F	None
PepitoC	75,928	2001	Time Charter	Q2/2013	$38,950		None
AstraleC	75,933	2000	Time Charter	Q2/2009	$67,500		None

Total Drybulk dwt	324,268

TOTAL DWT	950,840

A. Vessels sold and leased back in August and September 2005 for a period of 7 years.
B. Vessels sold and leased back in March 2006 for a period of 5 years.
C. Owned vessels.
D. Year of delivery for the newbuilding product tankers.
E. For the newbuilding product tankers, the expected expiry is inserted.
F. From May/June 2009 until May/June 2012, the daily base rate will be $24,000.

Liquidity and Capital Resources

As of September 30, 2008, Top Ships had total indebtedness under senior secured credit facilities of $317.4 million (excluding unamortized financing fees of $3.3 million) with its lenders, the Royal Bank of Scotland (“RBS”), HSH Nordbank (“HSH”), DVB Bank (“DVB”), Alpha Bank (“ALPHA”) and Emporiki Bank (“EMPORIKI”), maturing from 2013 through 2019.

Since the Company’s formation, the sources of funds have been cash from operations, long-term borrowings and equity provided by the shareholders. The Company’s principal use of funds has been capital expenditures to establish and grow its fleet, maintain the quality of its vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding served loan facilities. The Company expects to rely upon operating cash flows, long-term borrowings and equity financings to implement its future growth plan.

In December 2007 and in April 2008, the Company raised $120.0 million of equity capital to fund its diversification in the dry bulk sector and its newbuilding program. All except one of the vessels of the Company are chartered under long-term employment agreements that are expected to provide a secured stream of revenues and operating cash flows.

Moreover, the Company generated, after debt repayment, approximately $90.0 million out of the sale of the five double-hull Suezmax tankers delivered to their new owners during the second and third quarter of 2008.

In addition, during the third quarter and early October 2008, the Company has entered into agreements with three banks for the financing of its newbuildings.

Therefore, the Company expects that its working capital generation, in combination with the existing cash balances, its recent equity offerings and the net proceeds from the sale of the five Suezmax tankers will be sufficient to cover its liquidity requirements for the next year.

As of September 30, 2008, the Company has three interest rate swap agreements with RBS for the amounts of $26.9 million, $10.0 million and $10.0 million for a remaining period of one, five and five years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66% (in addition to the applicable margin), 4.23% and 4.11%, respectively. The Company also has one interest rate swap agreement with Egnatia Bank for the amount of $10.0 million for a remaining period of five years, respectively. Under this agreement the interest rate is fixed at an effective annual rate of 4.76%. In addition, the Company has four interest rate swap agreements with HSH for the amounts of $34.5 million, $16.0 million, $7.7 million and $14.0 million, for a remaining period of three, five, five and seven years, respectively. The Company also has a forward interest rate swap agreement with HSH for the amount of $15.1 million effective in June 2010 for a period of four years, at a fixed interest rate of 4.73% in addition to the applicable margin. The above swaps of $10.0 million, $10.0 million and $10.0 million, include steepening terms based on the two and 10 year U.S. Dollar swap difference, which is calculated quarterly in arrears. The interest rate for the remaining balance of the loans is LIBOR, plus the margin.

In November 2007, the Company entered into an interest rate derivative contract, under which the Company will pay five annual interest payments on a notional amount of $85.0 million. Based on the cumulative performance of a portfolio of systematic foreign exchange trading strategies, the interest payments will have a minimum floor at 0.00% and a cap at 7.50%. On September 15, 2008, the parent company of the counterparty in this derivative product, announced its intention to file a petition under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York. Soon after this announcement, the Company initiated discussions with the counterparty in order to examine the potential effect of this bankruptcy on the Company’s liability. The counterparty brought to the Company’s attention the following information:

        - The counterparty’s assets and liabilities have been under bankruptcy administration since September 15, 2008.

        - The relevant basis of calculation of the value of the derivative product, the underlying index, no longer exists as a result of the bankruptcy. The last date the relevant basis was available was September 12, 2008.

        - The counterparty’s administration has a target of completing the liquidation of assets and settlement of all liabilities by year end 2008.

As a result of the above, the Company has been considering a potential settlement of the outstanding liability, even though it is not legally required under the contract. Since the underlying index of the derivative instrument no longer exists, the Company has classified the liability within its current liabilities, as valued on September 12, 2008 of $15.2 million. The liability is classified as current as it is the Company’s intention to settle the liability should the terms of settlement be in the best interests of the Company’s shareholders within the next 12 months. However, it cannot be guaranteed that such a settlement will be reached within the next 12 months. Settlement discussions are ongoing.

In April 2008, the Company mutually agreed with Deutsche Bank to terminate the $50.0 million swap. The outstanding liability of $7.5 million was repaid by September 30, 2008, in varying instalments.

In May 2008, the Company entered with EMPORIKI into an interest rate swap agreement for a notional amount of $20.0 million for a seven year period. This swap includes steepening terms based on the two and 10 year Euro swap difference, which is calculated quarterly in arrears.

On September 30, 2008, the Company’s ratio of indebtedness to total capital was approximately 52.5%.

In April 2008, the Company privately placed 7.3 million common shares for aggregate net proceeds of $50.6 million with various investors. The 7.3 million shares were sold for $7.00 per share, which represents a discount of 15.5 percent based on the closing share price of $8.28 on April 23, 2008. Proceeds from this offering were used for debt repayment and for general corporate purposes. On July 3, 2008 the Company filed a registration statement to register those shares for resale, which was declared effective on July 15, 2008.

As of December 31, 2007, the Company was not in compliance with one of its financial covenants, (the adjusted EBITDA covenant, as defined by each bank) but has obtained waivers up to and including December 31, 2008. No assurance can be given with respect to future compliance with covenants. If the Company is not in compliance with certain covenants under its debt or derivative agreements and acceptable waivers are not obtained, the Company would be in default and the banks could exercise their remedy rights including, but not limited to, accelerating the outstanding indebtedness and taking possession of the underlying collateral securing the indebtedness. In the event this was to occur, there can be no assurance that the Company will be able to continue as a going concern.

The Company’s loan agreements for its borrowings, which are secured by liens on its vessels, contain various financial covenants. Among those covenants are requirements that relate to Company’s financial position, operating performance and liquidity. For example, there is a minimum ratio requirement that is based, in part, upon the market value of the vessels securing the loans. The market value of vessels is sensitive, among other things, to changes in the shipping charter market, with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current significant decline in charter rates in the shipping market coupled with the prevailing difficulty in obtaining financing for vessel purchases has adversely affected vessel values. A continuation of these conditions would lead to a significant decline in the fair market values of Company’s vessels, which may result in Company’s not being in compliance with these loan covenants. In such a situation, unless Company’s lenders were willing to provide waivers of covenant compliance or modifications to Company’s covenants, or would be willing to refinance, the Company would have to sell vessels and/or seek to raise additional capital in the equity markets.

If the Company is not in compliance with the covenants and is not able to obtain covenant waivers or modifications, its lenders could require the Company to post additional collateral, enhance its equity and liquidity, increase its interest payments or pay down its indebtedness to a level where it is in compliance with its loan covenants, sell vessels, or they could accelerate its indebtedness, which would impair its ability to continue to conduct its business. If the Company cannot obtain covenant waivers or modifications and cannot meet the lenders requirements described above, it might not be able to refinance its debt or obtain additional financing and could lose some or all of its vessels if its lenders foreclose their liens. In addition, if the Company finds it necessary to sell the vessels at a time when vessel prices are low, it will recognize losses and a reduction in its earnings, which could affect its ability to raise additional capital necessary for the Company to comply with its loan covenants and/or the additional lender requirements described above.

Conference Call and Webcast

Top Ships’ management team will host a conference call to review the results and discuss other corporate news and its outlook on Thursday, November 20, 2008, at 11:00 AM ET.

Those interested in listening to the live webcast may do so by going to the Company's website at http://www.topships.org, or by going to http://www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialling 1-877 660-6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 304010. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through November 27, 2008.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

--
a fleet of 7 double-hull Handymax tankers, with a total carrying capacity of approximately 0.3 million dwt, of which 58% are sister ships. All of the Company's tankers will be on time charter contracts with an average term of two years with all of the time charters including profit sharing agreements above their base rates. In addition, the Company has ordered six newbuilding product tankers, which are expected to be delivered in the first half of 2009. All the expected newbuildings have fixed rate bareboat employment agreements for periods between seven and ten years.

--
a fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 70% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 30 months.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward- looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

TABLES FOLLOW

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2007	2007	2008	2007	2007	2008
	As originally reported under the deferral method	As computed under the direct expense method		As originally reported under the deferral method	As computed under the direct expense method
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:

Revenues	$51,193	$51,193	$71,094	$200,470	$200,470	$220,418

EXPENSES:

Voyage expenses	14,841	14,841	13,327	44,485	44,485	36,944
Charter hire expense	19,727	19,727	14,032	76,083	76,083	47,874
Amortization of deferred gain on sale and leaseback of vessels	(9,609)	(9,609)	(15,197)	(14,250)	(14,250)	(17,900)
Other vessel operating expenses	17,062	17,062	13,503	48,792	48,792	57,930
Dry-docking costs	-	10,834	640	-	15,339	9,672
Depreciation	8,065	8,065	5,856	18,794	18,794	26,808
Amortization of dry-docking costs	7,221	-	-	15,265	-	-
General and administrative expenses	5,641	5,641	9,254	16,425	16,425	24,416
Foreign currency (gains) / losses, net	(59)	(59)	(470)	(27)	(27)	81
(Gain) / loss on sale of vessels	-	-	(18,978)	(1,961)	(1,961)	(19,178)

Operating income (loss)	(11,696)	(15,309)	49,127	(3,136)	(3,210)	53,771

OTHER INCOME (EXPENSES):

Interest and finance costs	(5,210)	(5,210)	(4,942)	(11,698)	(11,698)	(23,526)
Fair value change of financial instruments	(2,139)	(2,139)	(2,783)	864	864	(13,943)
Interest income	681	681	353	2,347	2,347	1,016
Other, net	(9)	(9)	(115)	(14)	(14)	(108)

Total other expenses, net	(6,677)	(6,677)	(7,487)	(8,501)	(8,501)	(36,561)

Net Income (loss)	$(18,373)	$(21,986)	$41,640	$(11,637)	$(11,711)	$17,210

Earnings (loss) per share, basic and diluted	$(1.50)	$(1.80)	$1.48	$(1.03)	$(1.04)	$0.70

Weighted average common shares outstanding, basic	12,222,812	12,222,812	28,153,538	11,280,551	11,280,551	24,556,897

Weighted average common shares outstanding, diluted	12,222,812	12,222,812	28,153,538	11,280,551	11,280,551	24,556,897

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31,	September 30,
	2007	2008

ASSETS	(Unaudited)	(Unaudited)

CASH AND CASH EQUIVALENTS	$26,012	$87,710
OTHER CURRENT ASSETS	29,881	14,340
NET INVESTMENT IN CAPITAL LEASE	-	3,050
VESSEL HELD FOR SALE	46,268	-
ADVANCES FOR VESSELS ACQUISITIONS / UNDER CONSTRUCTION	66,026	110,231
VESSELS, NET	553,891	420,371
OTHER NON-CURRENT ASSETS	28,339	13,886
RESTRICTED CASH	26,500	30,000

Total assets	$776,917	$679,588

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT PORTION OF LONG-TERM DEBT	$107,488	$57,885
OTHER CURRENT LIABILITIES	45,802	48,339
FINANCIAL INSTRUMENTS, NET OF CURRENT PORTION	10,683	7,131
FAIR VALUE OF BELOW MARKET TIME CHARTER	29,199	10,288
LONG-TERM DEBT, NET OF CURRENT PORTION	331,396	256,239
DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS	40,941	16,058

Total liabilities	565,509	395,940

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	211,408	283,648

Total liabilities and stockholders' equity	$776,917	$679,588

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,
	2007	2007	2008
	As originally reported under the deferral method	As computed under the direct expense method
	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from (used in) Operating Activities:
Net income (loss)	$(11,637)	$(11,711)	$17,210
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	35,024	19,759	32,156
Stock-based compensation expense	616	616	4,431
Change in fair value of financial instruments	(864)	(864)	13,943
Financial instrument termination payments	-	-	(7,500)
Amortization of deferred gain on sale and leaseback of vessels	(14,250)	(14,250)	(17,900)
Amortization of fair value below market time charter	-	-	(15,418)
Loss on sale of other fixed assets	69	69	112
Gain on sale of vessels	(1,961)	(1,961)	(19,178)
Payments for dry-docking	(20,146)	-	-
Change in operating assets and liabilities	18,981	14,174	4,251
Net Cash from Operating Activities	5,832	5,832	12,107

Cash Flows from (used in) Investing Activities:
Principal payments received under capital lease	-	-	42,950
Principal payments paid under capital lease	-	-	(68,828)
Advances for vessels acquisitions / under construction	(53,018)	(53,018)	(64,520)
Vessel acquisitions and improvements	(187,360)	(187,360)	(118,142)
Insurance claims recoveries	-	-	2,285
Increase in restricted cash	-	-	(3,500)
Decrease in restricted cash	25,000	25,000	-
Net proceeds from sale of vessels	51,975	51,975	338,143
Net proceeds from sale of other fixed assets	72	72	65
Acquisition of other fixed assets	(2,623)	(2,623)	(1,443)
Net Cash from (used in) Investing Activities	(165,954)	(165,954)	127,010

Cash Flows from (used in) Financing Activities:
Proceeds from long-term debt	157,500	157,500	180,789
Payments of long-term debt	(38,907)	(38,907)	(307,676)
Financial instrument upfront receipt	-	-	1,500
Issuance of common stock, net of issuance costs	29,400	29,400	50,601
Cancellation of fractional shares	-	-	(2)
Payment of financing costs	(2,029)	(2,029)	(2,631)
Net Cash from (used in) Financing Activities	145,964	145,964	(77,419)

Net increase (decrease) in cash and cash equivalents	(14,158)	(14,158)	61,698

Cash and cash equivalents at beginning of period	29,992	29,992	26,012

Cash and cash equivalents at end of period	$15,834	$15,834	$87,710

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$9,428	$9,428	$17,411

NON-CASH TRANSACTIONS
Fair value below market time charter	$-	$-	$12,647
Amounts owed for capital expenditures	$-	$-	$47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: November 20, 2008	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 940375